Exhibit 12
Consolidated Ratio of Earnings to Fixed Charges Ameriprise Financial, Inc.
	Years Ended December 31,
	2016	2015	2014	2013	2012 Revised
	(dollars in millions)
Earnings:
Pretax income attributable to Ameriprise Financial, Inc.	$1,592	$2,017	$2,165	$1,829	$1,360
Interest and debt expense (1)	243	390	330	283	279
Interest portion of rental expense	23	23	30	29	30
Amortization of capitalized interest	4	4	5	5	6
Undistributed (gain) loss from equity investees	49	14	10	(1)	16
Minority interest in pretax losses	—	(97)	(103)	—	(128)
Minority interest in pretax income of subsidiaries that have incurred fixed charges	—	222	484	141	—
Total earnings before banking and deposit interest expense and interest credited to fixed accounts (a)	1,911	2,573	2,921	2,286	1,563
Banking and deposit interest expense and interest credited to fixed accounts	664	697	742	838	875
Total earnings (c)	$2,575	$3,270	$3,663	$3,124	$2,438

Fixed charges:
Interest and debt expense (1)	$243	$390	$330	$283	$279
Estimated amount of interest in rental expense	23	23	30	29	30
Capitalized interest	3	3	2	2	7
Total fixed charges before banking and deposit interest and interest credited to fixed accounts (b)	269	416	362	314	316
Banking and deposit interest expense and interest credited to fixed accounts	664	697	742	838	875
Total fixed charges (d)	$933	$1,113	$1,104	$1,152	$1,191

Ratio of earnings to fixed charges before banking and deposit interest expense and interest credited to fixed accounts (a/b)	7.1	6.2	8.1	7.3	4.9
Ratio of earnings to fixed charges (c/d)	2.8	2.9	3.3	2.7	2.0
(1) Interest on non-recourse debt of consolidated investment entities is included in interest and debt expense provided in the table above.
The income statement data and the ratio of earnings to fixed charges for the year ended December 31, 2012 have been revised to reflect the immaterial impact of an under accrual of commission expense for certain insurance and annuity products which increased total expenses by $6 million.

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